Exhibit 21.1

California Resources Corporation

List of Subsidiaries

We expect the following to be subsidiaries of California Resources Corporation on the date of the distribution.

Name of Entity	Jurisdiction of Organization

California Heavy Oil, Inc.	Delaware
California Resources Elk Hills, LLC	Delaware
California Resources Production Corporation	Delaware
CRC Marketing, Inc.	Delaware
CRC Services, LLC	Delaware
Elk Hills Power, LLC	Delaware
Felix Oil Company	California
Lomita Gasoline Company, Inc.	California
Monument Production, Inc.	California
Oxy Long Beach, Inc.	Delaware
OXY Tidelands, Inc.	Delaware
OXY Wilmington, LLC	Delaware
Socal Holding, LLC	Delaware
Southern San Joaquin Production, Inc.	Delaware
Tenby, Inc.	California
Thums Long Beach Company	Delaware
Tidelands Oil Production Company	Texas
Vintage Petroleum, Inc.	Delaware